03 NOV -6 AM 7:21

ZURICH
FINANCIAL SERVICES

03037188

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, N.W.
USA - Washington, D.C. 20549

Your reference File No. 82-5089
Our reference AC/ih
Date November 03, 2003

SUPPL

Zurich Financial Services / File No. 82-5089;
Information furnished to maintain Rule 12g 3-2 (b) exemption

Zurich Financial Services
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland
Phone +41 (0)1 625 25 25
http://www.zurich.com
Dir. phone +41 (0)1 625 25 24
Dir. fax +41 (0)1 625 36 06
andres.christen
@zurich.com

Dear Sirs

Enclosed herewith please find the English version of the following press release:

- "Sale of Zurich Life Assurance Company in the UK to Swiss Re completed" dated November 03, 2003.

Should there be any queries or comments please do not hesitate to contact us.

PROCESSED
NOV 19 2003
THOMSON
FINANCIAL

Yours sincerely
Zurich Financial Services
Legal Department

per I. Haberling

Andres Christen

Enclosure

11/14

Media Release

03 NOV -6 AM 7:21

File No. 82-5089

ZURICH
FINANCIAL SERVICES

Sale of Zurich Life Assurance Company in the UK to Swiss Re completed

Zurich Financial Services
Media and Public Relations
Mythenquai 2
P.O. Box
8022 Zurich
Switzerland

Phone +41 (0)1 625 21 00
Fax +41 (0)1 625 26 41
media.info@zurich.com
http://www.zurich.com

Zurich, November 3, 2003 – Zurich Financial Services Group (Zurich) today announced the completion of the sale to Swiss Re of the closed business of Zurich Life Assurance Company (Zurich Life), one of Zurich's UK life businesses. The transaction was announced on August 6, 2003. It has a value of approximately USD 460 million comprising dividends paid ahead of completion and USD 240 million paid in cash on completion.

Zurich's UK Life business has been contracted to administer the closed Zurich Life Assurance book until it will have been successfully transferred to Swiss Re in Spring 2004. The policy benefits of all existing customers will remain unaffected.

Zurich Financial Services is an insurance-based financial services provider with an international network that focuses its activities on its key markets of North America, the United Kingdom and Continental Europe. Founded in 1872, Zurich is headquartered in Zurich, Switzerland. It has offices in more than 50 countries and employs about 64,000 people.

ZURICH
FINANCIAL SERVICES

Swiss Re is a leading reinsurer and the world's largest life and health reinsurer. The company is global, operating from 70 offices in 30 countries. Since its foundation in 1863, Swiss Re has been in the reinsurance business. Swiss Re has three business groups: Property & Casualty, Life & Health and Financial Services. Swiss Re offers a wide range of traditional reinsurance products and related services, which are complemented by insurance-based corporate finance solutions and supplementary services. Swiss Re is rated "AA" by Standard & Poor's, "Aa1" by Moody's and "A+" by A.M. Best.

For further information please contact:
Zurich Financial Services, Media and Public Relations, 8022 Zurich, Switzerland
Phone +41 (0)1 625 21 00, Fax +41 (0)1 625 26 41
http://www.zurich.com
SWX Swiss Exchange/virt-x: ZURN